NEWS FOR IMMEDIATE RELEASE



           THE MANITOWOC COMPANY, INC. ANNOUNCES PRIVATE PLACEMENT OF
                            SENIOR SUBORDINATED NOTES



MANITOWOC, WI - April 16, 2001 - The Manitowoc Company, Inc. (NYSE:MTW), today announced that it intends to offer, in a private placement, 175 million EUR of its Senior Subordinated Notes due 2011. The net proceeds of the offering will be used to finance a portion of the purchase price to be paid in connection with Manitowoc's previously announced acquisition of Potain SA.

The Notes are being sold to qualified institutional buyers in reliance on Rule 144A and to persons outside of the United States in reliance on Regulation S under the Securities Act of 1933, as amended. The Notes will not be registered under the Securities Act and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry. It is also a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry, and specializes in ship repair, conversion, and new construction services for the Great Lakes maritime industry.



Company Contact:
Carl J. Laurino
Assistant Treasurer
920-683-8136